urban-gro, Inc.

1751 Panorama Point, Unit G

Lafayette, CO 80026

January 28, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Scott Anderegg
Taylor Beech

Re:	urban-gro, Inc.
Registration Statement on Form S-1
File No. 333-250120

Ladies and Gentlemen:

On January 22, 2021, urban-gro, Inc. (the “Company”) submitted a request pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, to accelerate the effectiveness of the above-referenced Registration Statement so that such Registration Statement would become effective as of 5:00 p.m. Eastern Time, Tuesday, January 26, 2021, or as soon thereafter as practicable.

The Company hereby withdraws that request and requests that acceleration of effectiveness of the Registration Statement not occur until the Company and the representative of the underwriters submit new requests for acceleration at a time to be determined.

Sincerely,

urban-gro, Inc.

By: /s/ Bradley J. Nattrass
Name:	Bradley J. Nattrass
Title:	Chief Executive Officer and Chairman of the Board